SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Kana Software, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Robert B. Ashton

KVO Capital Management, LLC

44 S. Main Street, Box 17

Hanover, NH 03755

(603) 643-0500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300

(1)	Names of Reporting Persons: KVO Capital Management, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 2,880,764

	(8)	Shared Voting Power: 0 (see Item 5)

	(9)	Sole Dispositive Power: 2,880,764

	(10)	Shared Dispositive Power: 0 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,880,764 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 6.99%

(14)	Type of Reporting Person (See Instructions): IA

CUSIP No. 483600300

(1)	Names of Reporting Persons: Kernan V. Oberting

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): OO

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 2,880,764 (See Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 2,880,764 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,880,764 (See Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)

(13)	Percent of Class Represented by Amount in Row 11: 6.99%

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 483600300

(1)	Names of Reporting Persons: Robert B. Ashton

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions): PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power: 0

	(8)	Shared Voting Power: 354,675 (see Item 5)

	(9)	Sole Dispositive Power: 0

	(10)	Shared Dispositive Power: 354,675 (see Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 354,675 (see Item 5)

(12)	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☒

(13)	Percent of Class Represented by Amount in Row 11: 0.9%

(14)	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, $0.001 par value per share, of Kana Software, Inc. (“Kana”), which has its principal offices at 181 Constitution Drive, Menlo Park, California 94025.  This Amendment No. 1 amends and supplements, as set forth below, the information contained in Item 1, 3 and 5 of the Schedule 13D filed by the Reporting Persons with respect to Kana on November 21, 2008 (the “Schedule 13D”).  Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following paragraph:

The aggregate purchase price of the 515,559 shares purchased by KVO since November 21, 2008 was $304,391 (including commissions).  The source of funding for the purchase of these shares was the investment capital contained in the respective accounts.

Item 5.	Interest in Securities of the Issuer.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to aquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section13(d)(3) of the Act;

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

KVO

a.     Amount beneficially owned: 2,880,764 (1)

b.     Percent of class: 6.99%

c.     Number of shares as to which such person has:

i.      Sole power to vote or to direct the vote: 2,880,764 (1)

ii.     Shared power to vote or to direct the vote: 0

iii.    Sole power to dispose or to direct the disposition of: 2,880,764 (1)

iv.    Shared power to dispose or to direct the disposition of: 0

(1)           Includes 354,675 shares held in a private account on behalf of Mr. Ashton, a portfolio manager of KVO, over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable only if Mr. Ashton terminates his employment with KVO, at which time the right to vote and dispose of those shares will revert to him.  Also includes 2,526,089 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable on or after December 31, 2010.

Kernan V. Oberting

a.     Amount beneficially owned: 2,880,764 (2)

b.     Percent of class: 6.99%

c.     Number of shares as to which such person has:

i.              Sole power to vote or to direct the vote: 0

ii.             Shared power to vote or to direct the vote: 2,880,764 (2)

iii.            Sole power to dispose or to direct the disposition of: 0

iv.            Shared power to dispose or to direct the disposition of: 2,880,764 (2)

(2)           Mr. Oberting is the Managing Member of KVO.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Exchange Act”), Mr. Oberting may be deemed to beneficially own all of the shares that KVO is deemed to beneficially own.  Mr. Oberting disclaims beneficial ownership of any of the securities covered by this Schedule 13D.

Robert B. Ashton

a.     Amount beneficially owned: 354,675 (3) (4)

b.     Percent of class: 0.9%

c.     Number of shares as to which such person has:

i.     Sole power to vote or to direct the vote: 0

ii.    Shared power to vote or to direct the vote: 354,675 (3) (4)

iii.   Sole power to dispose or to direct the disposition of: 0

iv.   Shared power to dispose or to direct the disposition of: 384,675 (3) (4)

(3)           Consists of 354,675 shares held in a private account on behalf of Mr. Ashton over which KVO has both voting and dispositive power pursuant to contract.  KVO’s voting and dispositive power over these shares is revocable only if Mr. Ashton terminates his employment with KVO, at which time the right to vote and dispose of those shares will revert to him.  By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Ashton may be deemed to beneficially own these shares.

(4)           Does not include 2,526,089 shares held in additional private accounts over which KVO has both voting and dispositive power pursuant to contract.  Though Mr. Ashton does not have actual control over the voting, acquisition or disposition of these shares, by virtue of his role a portfolio manager for KVO, he may be deemed to have effective control with respect thereto, and may be deemed to beneficially own them by reason of the provisions of Rule 13d-3 of the Exchange Act.  Mr. Ashton disclaims beneficial ownership of these shares.

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the persons named in response to paragraph (a).

See Appendix A for a list of transactions effected by KVO for the private accounts since the Schedule 13D was filed on November 21, 2008.

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

Not applicable

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement

99.2	Letter Agreement with Kana Software, Inc. and KVO Capital Management, LLC dated as of November 10, 2008*

* Previously filed.

Appendix A

Transactions in Kana Software, Inc. common stock by KVO

Transaction Date	No. of Shares	Purchase/ Sale	Avg. Price per Share	Total Price
11/25/2008	68,000	Purchase	$0.51	$34,680
12/3/2008	85,000	Purchase	$0.53	$45,050
12/4/2008	207,559	Purchase	$0.61	$126,611
12/12/08	5,000	Purchase	$0.61	$3,050
12/15/08	100,000	Purchase	$0.63	$63,000
12/16/08	50,000	Purchase	$0.64	$32,000

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KVO CAPITAL MANAGEMENT, LLC

Date: December 17, 2008	By:	/s/ Kernan V. Oberting
Name: Kernan V. Oberting
Its: Managing Member

Date: : December 17, 2008	/s/ Kernan V. Oberting
Kernan V. Oberting

Date: : December 17, 2008	/s/ Robert B. Ashton
Robert B. Ashton